UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          For the month of March 2006

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

SPIRENT PLC


2. Name of shareholder with a major interest

BARCLAYS PLC


3. Please state whether notification indicates that regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER IN 2 ABOVE


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Registered Holder                                             Account Designation          Holding
BARCLAYS CAPITAL NOMINEES LIMITED                                                         -126,801
BARCLAYS CAPITAL NOMINEES LIMITED                                                          -76,469
BARCLAYS CAPITAL NOMINEES LIMITED                                                          554,239
BARCLAYS CAPITAL NOMINEES LIMITED                                                        2,003,740
Barclays Trust Co & Others                                                                   8,077
BNP PARIBAS                                                                                 51,000
BOISS NOMINEES LTD                                                        4224361          594,977
CHASE NOMINEES LTD                                                          16376          527,631
CHASE NOMINEES LTD                                                          20947       29,775,272
CHASE NOMINEES LTD                                                          21359        1,483,196
CHASE NOMINEES LTD                                                          28270          307,679
CHASE NOMINEES LTD                                                          28270          908,176
CIBC MELLON GLOBAL SECURITIES                                                               42,140
Gerrard Nominees Limited                                                   642367           13,000
Gerrard Nominees Limited                                                   650668           13,000
Gerrard Nominees Limited                                                   653035           13,000
Gerrard Nominees Limited                                                   660632            6,000
Gerrard Nominees Limited                                                   660758           35,000
Gerrard Nominees Limited                                                   660851           30,000
Greig Middleton Nominees Limited (GM1)                                                     200,787
INVESTORS BANK AND TRUST CO.                                                               221,432
INVESTORS BANK AND TRUST CO.                                                                22,464
INVESTORS BANK AND TRUST CO.                                                                56,359
INVESTORS BANK AND TRUST CO.                                                             1,770,097
INVESTORS BANK AND TRUST CO.                                                               699,748
INVESTORS BANK AND TRUST CO.                                                                54,686
JP MORGAN (BGI CUSTODY)                                                     16331          268,775
JP MORGAN (BGI CUSTODY)                                                     16341        2,160,554
JP MORGAN (BGI CUSTODY)                                                     16341          560,581
JP MORGAN (BGI CUSTODY)                                                     16344          687,727
JP MORGAN (BGI CUSTODY)                                                     16345        1,158,601
JP MORGAN (BGI CUSTODY)                                                     16400        9,479,907
JP MORGAN (BGI CUSTODY)                                                     18409          791,821
JPMorgan Chase Bank                                                                        555,319
JPMorgan Chase Bank                                                                        399,337
Mellon Trust - US CUSTODIAN /                                                               81,846
MELLON TRUST OF NEW ENGLAND                                                                 81,368
NORTHERN TRUST BANK - BGI SEPA                                                             136,835
NORTHERN TRUST BANK - BGI SEPA                                                             120,848
NORTHERN TRUST BANK - BGI SEPA                                                              35,400
R C Greig Nominees Limited                                                                 921,916
R C Greig Nominees Limited a/c AK1                                                         705,551
R C Greig Nominees Limited a/c BL1                                                          97,464
R C Greig Nominees Limited a/c CM1                                                          24,646
R C Greig Nominees Limited GP1                                                              50,096
R C Greig Nominees Limited SA1                                                              31,232
STATE STREET TRUST OF CANADA -                                                              77,145
The Northern Trust Company - U                                                              54,943
Total                                                                                   57,670,342


5. Number of shares / amount of stock acquired

-


6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

-


7. Number of shares / amount of stock disposed

NOT KNOWN


8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN


9. Class of security

ORDINARY SHARES OF 3.3333 PENCE EACH


10. Date of transaction

HOLDING AS AT 23 MARCH 2006


11. Date company informed

28 MARCH 2006


12. Total holding following this notification

57,670,342


13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.95%


14. Any additional information

SHAREHOLDER PREVIOUSLY REPORTED A SHAREHOLDING OF 105,727,030 (10.91%) ON 14 MARCH 2006.


15. Name of contact and telephone number for queries

MICHAEL ANSCOMBE - 01293 767672


16. Name and signature of duly authorised company official of the listed company responsible for making this notification

MICHAEL ANSCOMBE - DEPUTY COMPANY SECRETARY


Date of notification

28 MARCH 2006


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 28 March, 2006                       By   ____/s/ Luke Thomas____

                                                    (Signature)*